UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington , D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended December 31, 2006

Commission File Number: 000-25383

INFOSYS TECHNOLOGIES LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Bangalore , Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100.
(Address of principal executive offices)

+91-80-2852-0261
(Registrant's telephone number including, area code)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No☑

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

Currency of Presentation and Certain Defined Terms
In this Report, references to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. References to "$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "Rs." or "rupees" or "Indian rupees" are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. References to "Indian GAAP" are to Indian Generally Accepted Accounting Principles. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

All references to "we," "us," "our," "Infosys" or the "Company" shall mean Infosys Technologies Limited, and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. "Infosys" is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or tradenames used in this Report are the property of their respective owners.

Except as otherwise stated in this Report, all translations from Indian Rupees to U.S. dollars are based on the noon buying rate in the City of New York on December 29, 2006, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 44.11 per $1.00. December 29, 2006 was the last day of the quarter ended December 31, 2006 for which the noon buying rate is available. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.infosys.com, is not part of this Report.

Cautionary Note regarding Forward-Looking Statements
In addition to historical information, this Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled "Risk Factors" and elsewhere in this Report, as well as the sections entitled "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006 and our Report on Form 6-K for the three months ended June 30, 2006 and September 30, 2006. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this Report. In addition, readers should carefully review the other information in this Report and in the Company's periodic reports and other documents filed with the Securities and Exchange Commission ("SEC") from time to time.

TABLE OF CONTENTS

Part I - Financial Information
    Item 1. Financial Statements
        Unaudited Consolidated Balance Sheets
        Unaudited Consolidated Statements of Income
        Unaudited Consolidated Statements of Stockholders' Equity and Comprehensive Income
        Unaudited Consolidated Statements of Cash Flows
        Notes to the Unaudited Consolidated Financial Statements
    Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
    Item 3. Quantitative and Qualitative Disclosure about Market Risk
Item 4. Controls and Procedures
Part II - Other Information
    Item 1. Legal Proceedings
    Item 1A. Risk Factors
    Item 2. Changes in Securities and Use of Proceeds
    Item 3. Default upon Senior Securities
    Item 4. Submission of Matters to a Vote of Security Holders
    Item 5. Other Information
Item 6. Exhibits and Reports
SIGNATURES EXHIBIT INDEX EXHIBIT 31.1 EXHIBIT 32.1

Part I - Financial Information

Item 1. Financial Statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets
(Dollars in millions except per share data)
	As of
	March 31, 2006	December 31, 2006
	(1)
ASSETS
Current Assets
Cash and cash equivalents	$889	$589
Investments in liquid mutual fund units	170	498
Trade accounts receivable, net of allowances	361	502
Unbilled revenue	48	72
Prepaid expenses and other current assets	40	64
Deferred tax assets	1	2
Total current assets	1,509	1,727
Property, plant and equipment, net	491	609
Goodwill	8	106
Intangible assets, net	-	20
Deferred tax assets	13	15
Advance income taxes	18	9
Other assets	27	31
Total Assets	$2,066	$2,517
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$3	$4
Income taxes payable	-	2
Client deposits	2	3
Unearned revenue	44	76
Other accrued liabilities	160	210
Total current liabilities	209	295
Non-current liabilities
Other non-current liabilities	5	1
Minority interests	15	-
Stockholders' Equity
Common stock, $0.16 par value 600,000,000 equity shares authorized, Issued and outstanding -551,109,960 and 557,848,468 as of March 31, 2006 and December 31, 2006, respectively	31	62
Additional paid-in capital	410	512
Accumulated other comprehensive income	9	35
Retained earnings	1,387	1,612
Total stockholders' equity	1,837	2,221
Total Liabilities And Stockholders' Equity	$2,066	$2,517

(1) March 31, 2006 balances were obtained from audited financial statements

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income
(Dollars in millions except per share data)
	Three months ended December 31,		Nine months ended December 31,
	2005	2006	2005	2006
Revenues	$559	$821	$1,559	$2,227
Cost of revenues	319	468	890	1,280
Gross profit	240	353	669	947
Operating Expenses:
Selling and marketing expenses	35	54	102	147
General and administrative expenses	41	64	124	183
Amortization of intangible assets	-	1	-	2
Total operating expenses	76	119	226	332
Operating income	164	234	443	615
Gain on sale of long term investment	-	-	-	1
Other income, net	(1)	13	15	55
Income before income taxes and minority interest	163	247	458	671
Provision for income taxes	18	29	52	78
Income before minority interest	145	218	406	593
Minority interest	2	-	3	2
Net income	$143	$218	$403	$591
Earnings per equity share
Basic	$0.26	$0.39	$0.74	$1.07
Diluted	$0.26	$0.38	$0.72	$1.04
Weighted average equity shares used in computing earnings per equity share
Basic	544,715,752	554,200,798	541,751,558	552,043,540
Diluted	559,825,844	566,883,484	556,868,762	564,849,610

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Stockholders' Equity and Comprehensive Income
(Dollars in millions)
	Common stock shares	Common stock par value	Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Retained earnings	Total stockholders' equity
Balance as of March 31, 2005	541,141,098	$31	$266		$33	$923	$1,253
Common stock issued	7,909,228	-	101		-	-	101
Cash dividends	-	-	-		-	(91)	(91)
Change in proportionate share of subsidiary resulting from issuance of stock by subsidiary	-	-	12		-	-	12
Comprehensive income
Net income	-	-	-	$403	-	403	403
Other comprehensive income
Unrealized gain on mutual fund investments, net of taxes	-	-	-	1	1	-	1
Translation adjustment	-	-	-	(40)	(40)	-	(40)
Comprehensive income				$364
Balance as of December 31, 2005	549,050,326	$31	$379		$(6)	$1,235	$1,639
Balance as of March 31, 2006	551,109,960	$31	$410		$9	$1,387	$1,837
Common stock issued	6,738,508	1	92		-	-	93
Cash dividends	-	-	-		-	(336)	(336)
Stock compensation expenses	-	-	4		-	-	4
Income tax benefit arising on exercise of stock options	-	-	6		-	-	6
Stock split effected in the form of a stock dividend	-	30	-		-	(30)	-
Comprehensive income
Net income	-	-	-	$591	-	591	591
Other comprehensive income
Unrealized gain on mutual fund investments, net of taxes	-	-	-	1	1	-	1
Translation adjustment	-	-	-	25	25	-	25
Comprehensive income				617
Balance as of December 31, 2006	557,848,468	$ 62	$ 512		$ 35	$ 1,612	$ 2,221

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Cash Flows
(Dollars in millions)
	Nine months ended
	December 31, 2005	December 31, 2006
OPERATING ACTIVITIES:
Net income	$403	$591
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	66	83
Minority interest	3	2
Stock compensation expenses	-	4
Deferred taxes	(2)	(4)
Income tax benefit arising on exercise of stock options	-	(3)
Others	-	(2)
Changes in assets and liabilities
Trade accounts receivable	(16)	(135)
Unbilled revenue	(4)	(23)
Prepaid expenses and other current assets	(2)	(22)
Accounts payable	2	1
Income taxes	(3)	15
Client deposits	(4)	2
Unearned revenue	23	31
Other accrued liabilities	20	46
Net cash provided by operating activities	486	586
Investing Activities:
Expenditure on property, plant and equipment	(184)	(191)
Acquisition of minority interest in subsidiary	-	(132)
Investment in liquid mutual fund units	(418)	(1,017)
Redemption of liquid mutual fund units	193	700
Non-current deposits placed with corporations	(9)	(11)
Withdrawal of non-current deposits placed with corporations	1	2
Payment towards intellectual property right	-	(3)
Loans to employees	(1)	3
Others	-	1
Net cash used in investing activities	(418)	(648)
Financing Activities:
Proceeds from issuance of common stock on exercise of employee stock options	101	93
Payment of dividends	(91)	(336)
Income tax benefit arising on exercise of stock options	-	3
Net cash provided by / (used in) financing activities	10	(240)
Effect of exchange rate changes on cash	(11)	2
Net increase/ (decrease) in cash and cash equivalents during the period	67	(300)
Cash and cash equivalents at the beginning of the period	410	889
Cash and cash equivalents at the end of the period	$477	$589
Supplementary information:
Cash paid towards taxes	$58	$67

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

1. Company overview and significant accounting policies

1.1. Company overview
Infosys Technologies Limited (Infosys), along with its majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO), formerly Progeon Limited and wholly-owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), formerly Infosys Technologies (Shanghai) Co. Limited and Infosys Consulting Inc. (Infosys Consulting) is a leading global technology services firm. The company provides end-to-end business solutions that leverage technology. The company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the company offers software products for the banking industry and business process management services.

1.2. Basis of preparation of financial statements and consolidation
The consolidated financial statements include Infosys and its subsidiaries (the company) and are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation.

Unaudited interim information presented in the consolidated financial statements has been prepared by the management and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company's annual report on Form 20-F for the fiscal year ended March 31, 2006.

1.3. Use of estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to, accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4. Revenue recognition
The company derives revenues primarily from software development and related services, licensing of software products and from business process management services. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (VSOE) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-timeframe basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). The discount terms in the company's arrangements with customers generally entitle the customer to discounts if the customer completes a specified cumulative level of revenue transactions. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as check payments or as a reduction of payments due from the customer. The company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The company recognizes the liability based on its estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If the company cannot reasonably estimate the customer's future purchases, then the liability is recorded based on the maximum potential level of discount. The company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. Furthermore, the company does not recognize any revenue up front for breakages immediately on the inception of an arrangement.

1.5. Cash and cash equivalents
The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks, and corporations.

1.6. Investments
Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Declines in value judged to be other than temporary are included in earnings.

Investment securities designated as 'available for sale' are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders' equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

1.7. Property, plant and equipment
Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Vehicles	5 years
Plant and equipment	5 years	Computer equipment	2-5 years
Furniture and fixtures	5 years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under "Capital work-in-progress". Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8. Business combinations
Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9. Goodwill
Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

1.10. Intangible assets
Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

1.11. Research and development
Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

1.12. Foreign currency
The functional currency of the company and Infosys BPO is the Indian rupee (Rs.). The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The consolidated financial statements are reported in U.S. dollars. The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in 'Other comprehensive income', a separate component of stockholders' equity. The translation of the financial statements of foreign subsidiaries from the local currency to the functional currency of the company is also performed on the same basis.

Foreign-currency denominated assets and liabilities are translated into the functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translation are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the date of the transaction.

1.13. Earnings per share
Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. Diluted earnings per share reflect the potential dilution from equity shares issuable through employee stock options. The dilutive effect of employee stock options is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If securities have been issued by a subsidiary that enable their holders to obtain the subsidiary's common stock, the earnings of the subsidiary shall be included in the consolidated diluted earnings per share computations based on the consolidated group's holding of the subsidiary's securities.

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

1.14. Income taxes
Income taxes are accounted using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be permanently reinvested. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital. The income tax provision for the interim period is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

1.15. Fair value of financial instruments
In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

1.16. Concentration of risk
Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management's opinion, as of March 31, 2006 and December 31, 2006 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The factors which affect the fluctuations in the company's provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of the clients. The company specifically identifies the credit loss and then makes the provision. The company's cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limits are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17. Derivative financial instruments
The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately and included in other income, net.

1.18. Retirement benefits to employees

1.18.1. Gratuity
In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

1.18.2. Superannuation
Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust based on a specified percentage of each covered employee's salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO Ltd are also eligible for superannuation benefit. Infosys BPO makes monthly contributions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trusts.

1.18.3. Provident fund
Eligible employees of Infosys receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund.

1.19. Stock-based compensation
Until March 31, 2006, the company applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed stock option plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company elected to continue to apply the intrinsic value-based method of accounting described above, and adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123 until March 2006.

The following table illustrates the effect on net income and earnings per share for the three months ended and nine months ended December 31, 2005 and if the company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

(Dollars in millions except per share data)
	Three months ended December 31, 2005	Nine months ended December 31, 2005
Net income, as reported	$143	$403
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2)	(9)
Pro forma net income	$141	$394
Earnings per share:
Basic - as reported	$0.26	$0.74
Basic - pro forma	$0.26	$0.73
Diluted - as reported	$0.26	$0.72
Diluted - pro forma	$0.25	$0.71

From April 1, 2006, the company adopted FASB Statement No.123 (revised 2004), Share-Based Payment using the modified prospective approach. The company recorded stock compensation expenses of $2 million during the three months ended December 31, 2006 and $4 million during the nine months ended December 31, 2006.

Impact on the company's financial statements for the three months ended and nine months ended December 31, 2006 due to the adoption of FASB Statement No.123 (revised 2004), Share Based Payment using the modified prospective approach are given below.

(Dollars in Millions)
Details	Three months ended December 31, 2006	Nine months ended December 31, 2006
Operating income	(2)	(4)
Income before income taxes and minority interest	(2)	(4)
Net income	(2)	(4)
Cash flow from operating activities	(2)	(3)
Cash flow from financing activities	2	3
Earnings per equity share
Basic	-	-
Diluted	-	-

There have been no grants of stock options by Infosys during the nine months ended December 31, 2006.

As of December 31, 2006, the unamortized stock compensation expenses under the Infosys BPO's 2002 Plan is $4 million and the same is expected to be amortized over a weighted average period of approximately two years.

The fair value of each option granted by Infosys BPO is estimated on the date of grant using the Black-Scholes model with the following assumptions:
	Three months ended		Nine months ended
	December 31, 2005	December 31, 2006	December 31, 2005	December 31, 2006
Dividend yield %	-	NA	-	-
Expected term	1-6 years	NA	1-6 years	1-6 years
Risk free interest rate	7.1%	NA	6.9% - 7.1%	8.1%
Volatility	50%	NA	50%	50%

There have been no grants of stock options by Infosys BPO during the three months ended December 31, 2006.

1.20. Dividends
Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

1.21. Equity issued by subsidiaries
Changes in the proportionate share of Infosys in the equity of subsidiaries resulting from additional equity issued by the subsidiaries are accounted for as an equity transaction in consolidation.

1.22. Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standard Board (FASB) issued SFAS No.157, Fair Value Measurements (SFAS 157). SFAS 157 defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 provides guidance on determination of fair value, and lays down the fair value hierarchy to classify the source of information used in fair value measurements. The company is currently evaluating the impact of this pronouncement and will adopt the guidelines stated in SFAS 157 from fiscal year beginning April 1, 2007.

In 2006, the Financial Accounting Standards Board issued SFAS No. 158 Employer's accounting for Defined Benefit Pension and Other Postretirement Plans. New Statement 158 requires the company to recognize on balance sheets the funded status of pension and other postretirement benefit plans as of March 31, 2007. The company is required to recognize actuarial gains and losses, prior service cost, and any remaining transition amounts from the initial application of Statements 87 and 106 when recognizing a plan's funded status, with the offset to accumulated other comprehensive income. Statement 158 will also require fiscal-year-end measurements of plan assets and benefit obligations. The new Statement amends Statements 87, 88, 106, and 132R, but retains most of their measurement and disclosure guidance and will not change the amounts recognized in the income statement as net periodic benefit cost. The company does not believe that adoption of SFAS 158 will have a material impact on the financial statements.

In July 2006, the FASB issued Interpretation ("FIN") No. 48, Uncertainty in Income Taxes. FIN 48 applies to all tax positions within the scope of Statement 109 and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. Fin No. 48 is effective for fiscal years beginning after December 15, 2006. FIN No. 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll forward of tax benefits taken that do not qualify for financial statement recognition. The company is currently evaluating the impact of this pronouncement and will adopt the guidelines stated in FIN No. 48 from fiscal year beginning April 1, 2007.

2. Notes to the Unaudited consolidated financial statements

2.1. Cash and cash equivalents

The cost and fair values for cash and cash equivalents are as follows:
(Dollars in millions)
	As of,
	March 31, 2006	December 31, 2006
Cost and fair values
Cash and bank deposits	$771	$419
Deposits with corporations	118	170
	$889	$589

Cash and cash equivalents as of March 31, 2006 and December 31, 2006 include restricted cash balances of $1 million and $1 million, respectively. The restrictions are primarily on account of unclaimed dividends.

2.2. Trade accounts receivable
Trade accounts receivable as of March 31, 2006 and December 31, 2006, net of allowance for doubtful accounts of $2 million and $6 million, amounted to $361 million and $502 million. The age profile of trade accounts receivable, net of allowances, is given below.

In %
	As of
	March 31, 2006	December 31, 2006
Period (in days)
0 - 30	60.9	52.6
31 - 60	31.2	33.9
61 - 90	3.5	9.3
More than 90	4.4	4.2
	100.0	100.0

2.3. Business combination
On January 2, 2004 the company acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for approximately $14 million. The acquired company was renamed as "Infosys Technologies (Australia) Pty. Limited". There is a further contingent consideration payable to the sellers subject to continued employment and meeting of defined operating and financial performance parameters. The contingent consideration is accounted as compensation.

2.4. Acquisition of minority interest in Infosys BPO
On June 30, 2006, Infosys acquired 8,750,000 equity shares of Infosys BPO from Citicorp International Finance Corporation for a consideration of $116 million. The purchase price had been allocated based on management's estimates and independent appraisals of fair values as follows:
(Dollars in millions)
Component	Purchase price allocated
Property, plant and equipment	$2
Net current assets	13
Deferred tax liabilities	(2)
Identified intangible assets - Customer contracts	19
Goodwill	84
Total purchase price	$116

On December 29, 2006, Infosys BPO repurchased 1,139,469 equity shares from minority shareholders for a consideration of $16 million. The purchase price has been allocated based on management's estimates and independent appraisals of fair values as follows:
(Dollars in millions)
Component	Purchase price allocated
Property, plant and equipment	$1
Net current assets	2
Identified intangible assets -Customer contracts	2
Goodwill	11
Total purchase price	$16

The company believes that the acquisitions resulted in recognition of goodwill primarily because of the acquired entity's market position, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in the business process management area.

Gross intangible asset as of December 31, 2006 was $22 million and the accumulated amortization cost of intangible asset was $2 million as of December 31, 2006. The aggregate amortization cost of intangible asset for the three months and nine months ended December 31, 2006 was $1 million and $2 million respectively.

The identified customer contracts intangible is being amortized over a period of four years, being management's estimate of the useful life of the asset. The estimated aggregate amortization expense of intangible asset for each of the five succeeding annual fiscal periods (or portion thereof, as indicated below) as of December 31, 2006 are as detailed below.

(Dollars in millions)
Year ending March 31,	Amortization cost
Remainder of 2007	$1
2008	6
2009	6
2010	6
2011	1
$20

As of December 31, 2006 Infosys holds 99.91% of the outstanding equity shares of Infosys BPO.

2.5. Prepaid expenses and other current assets
Prepaid expenses and other current assets consist of the following:
(Dollars in millions)
	As of
	March 31, 2006	December 31, 2006
Rent deposits	$4	$4
Security deposits with service providers	4	4
Loans to employees	20	21
Prepaid expenses	12	13
Other current assets	-	22
	$40	$64

Other current assets as of December 31, 2006 includes $19 million of mark to market gains on forward and options contracts. Deposits with service providers relate principally to leased telephone lines and electricity supplies.

2.6. Property, plant and equipment - net
Property, plant and equipment consist of the following:

(Dollars in millions)
	As of
	March 31, 2006	December 31, 2006
Land	$31	$38
Buildings	231	314
Furniture and fixtures	101	123
Computer equipment	171	222
Plant and equipment	128	166
Capital work-in-progress	128	131
	790	994
Accumulated depreciation	(299)	(385)
	$491	$609

Depreciation expense amounted to $66 million and $81 million for the nine months ended December 31, 2005 and 2006 respectively. The amount of third party software amortized during the nine months ended December 31, 2005 and 2006 was $23 million and $33 million respectively.

2.7. Other assets
Other assets consist of the following:

(Dollars in millions)
	As of
	March 31, 2006	December 31, 2006
Non-current portion of loans to employees	$8	$4
Non-current deposits with corporations	18	27
Others	1	-
	$27	$31
2.8. Loans to employees
The company provides loans to eligible employees in accordance with policy. No loans have been made to employees in connection with purchase of the company's equity securities. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $28 million and $25 million were outstanding as of March 31, 2006 and December 31, 2006.

The required repayments of employee loans outstanding as of December 31, 2006 are as detailed below.
(Dollars in millions)
Repayment in the 12 months ending December 31,	Repayment
2007	$21
2008	2
2009	1
2010	1
2011	-
$25

The estimated fair values of the receivables for loan to employee's amounted to $24 million as of March 31, 2006 and $23 million as of December 31, 2006. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.9. Other accrued liabilities
Other accrued liabilities comprise the following:

(Dollars in millions)
	As of
	March 31, 2006	December 31, 2006
Accrued compensation to staff	$82	$82
Provision for post sales client support	3	5
Withholding taxes payable	20	32
Provision for expenses	49	87
Retainage	3	2
Others	3	2
	$160	$210

Provision for expenses primarily consists of accrued expenses relating to overseas travel expenses, cost of technical sub-contractors, telecommunication charges, rental charges, professional charges, brand building charges and office maintenance expenses.

2.10. Non-Current liability
The company was liable to pay Aeronautical Development Agency (ADA) a maximum amount of $4 million by June 12, 2012 through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the three months ended December 31, 2006, the company foreclosed the arrangement by paying the net present value of the future revenue share amounting to $3 million. The remainder of the liability has been included in other income.

2.11. Employee post-retirement benefits

2.11.1. Gratuity
Net gratuity cost was $2 million and $3 million for the three months ended December 31, 2005 and 2006 respectively. The significant component of net gratuity cost is service cost of approximately $2 million and $2 million for the three months ended December 31, 2005 and 2006. Interest cost and expected return on assets was $1 million each for the three months ended December 31, 2005 and $1 million and nil for the three months ended December 31, 2006, respectively.

Net gratuity cost was $6 million and $7 million for the nine months ended December 31, 2005 and 2006 respectively. The significant component of net gratuity cost is service cost of approximately $6 million and $7 million for the nine months ended December 31, 2005 and 2006. Interest cost and expected return on assets was $2 million each for the nine months ended December 31, 2005 and December 31, 2006.

The company has contributed $10 million in the nine months ended December 31, 2006 and expects to contribute approximately $2 million to the gratuity trust during the remainder of fiscal 2007.

2.11.2. Superannuation
From April 1, 2005, a portion of the monthly contribution amount has been paid directly to the employees as an allowance and the balance has been contributed to the trusts. $2 million and $5 million was contributed to the trusts during the three months ended December 31, 2006 and nine months ended December 31, 2006, respectively.

2.11.3. Provident fund
The company contributed to the provident fund $4 million and $6 million during the three months ended December 31, 2005 and 2006, respectively and $11 million and $15 million during the nine months ended December 31, 2005 and 2006, respectively.

2.12. Stockholders' equity
Infosys has only one class of capital stock referred to as equity shares. On June 10, 2006, the members of the company approved a 1:1 bonus issue on the equity shares of the company. The bonus issue has the nature of a stock split effected in the form of a stock dividend with 1 additional share being issued for every share held. The computations of basic and diluted EPS have also been adjusted retroactively for all periods presented to reflect the change in capital structure. All references in these financial statements to number of shares, per share amounts and exercise price of stock option grants are retroactively restated to reflect stock splits made.

The rights of equity shareholders are set out below.

2.12.1. Voting
Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2. Dividends
Should the company declare and pay dividends, such dividends will be paid in Indian rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

2.12.3. Liquidation
In the event of liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

2.12.4. Stock options
There is no voting, dividend or liquidation rights to the holders of options issued under the company's stock option plans.

2.13. Preferred stock of subsidiary
Infosys holds a majority of the equity share capital of Infosys BPO. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, Citicorp International Finance Corporation (CIFC) and Infosys BPO. 12,250,000 equity shares have been issued to Infosys in each of April 2002 and March 2004 for an aggregate consideration approximating $5 million. Pursuant to the agreement, CIFC was issued 4,375,000 (0.0005%) cumulative convertible preference shares in each of June 2002 and March 2004 for an aggregate consideration approximating $20 million. On June 30, 2005, the preference shares were converted to equity shares of Infosys BPO as per the terms of the stock subscription agreement.

As of March 31, 2006, CIFC held 8,750,000 equity shares of Infosys BPO. Infosys' percentage ownership in Infosys BPO immediately before and immediately after the conversion of preference shares was 99.5% and 73.4% respectively. The transaction resulted in a change of $12 million in the proportionate share of Infosys in the equity of Infosys BPO and the change has been accounted for as an equity transaction in consolidation.

On June 30, 2006, Infosys acquired 8,750,000 equity shares of Infosys BPO Limited from Citicorp International Finance Corporation for a consideration of $116 million.

2.14. Non-operating income
In fiscal 2005, the Company sold its investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million during fiscal 2005. Further consideration of $1 million was received during the nine months ended December 31, 2006 resulting in a gain of $1 million for the period.

Other income, net, for the three months and nine months ended December 31, 2006 consists of the following:

(Dollars in millions)
	Three months ended December 31,
	2005	2006
Interest income	$6	$8
Income from investment in liquid mutual fund units	6	8
Foreign exchange gains/(losses), net	(13)	(5)
Others	-	2
	$(1)	$13

(Dollars in millions)
	Nine months ended December 31,
	2005	2006
Interest income	$17	$24
Income from investment in liquid mutual fund units	13	19
Foreign exchange gains/(losses), net	(15)	9
Others	-	3
	$15	$55

2.15. Research and development
Research and development expenses were $5 million and $10 million for the three months ended December 31, 2005 and 2006, respectively and $17 million and $26 million for the nine months ended December 31, 2005 and 2006, respectively.

2.16. Employees' Stock Offer Plans (ESOP)
In September 1994, the company established the 1994 plan, which provided for the issue of 48,000,000 warrants, as adjusted, to eligible employees. The warrants were issued to an employee welfare trust (the Trust). In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares. As and when the Trust issued options / stock to eligible employees, the difference between the market price and the exercise price was accounted as deferred stock compensation expense and amortized over the vesting period. The 1994 plan lapsed in fiscal 2000, and consequently no further shares will be issued to employees under this plan.

1998 Employees Stock Offer Plan (the 1998 Plan): The company's 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 11,760,000 equity shares representing 11,760,000 ADS to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by ADSs. The 1998 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors. All options under the 1998 Plan are exercisable for equity shares represented by ADSs.

1999 Stock Offer Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 plan are exercisable for equity shares.

The options under the 1998 Plan and 1999 Plan vest over a period of one through four years and expire five years from the date of completion of vesting.

The activity in the options of the 1998 and 1999 ESOP during the nine months ended December 31, 2005 and 2006 are set out below.

	Nine months ended December 31, 2005		Nine months ended December 31, 2006
	Shares arising out of options	Weighted average exercise price	Shares arising Out of options	Weighted average exercise price
1998 Option plan:
Outstanding at the beginning of the
Period	6,108,580	$20	4,546,480	$20
Forfeited	(118,496)	$17	(162,806)	37
Exercised	(1,094,756)	$18	(1,022,564)	20
Outstanding at the end of the period	4,895,328	$20	3,361,110	$19
Exercisable at the end of the period	3,975,768		3,139,834	$20
1999 Option plan:
Outstanding at the beginning of the
Period	28,109,874	$13	19,179,074	$13
Forfeited	(294,212)	$13	(77,140)	12
Exercised	(6,814,472)	$13	(5,715,944)	12
Outstanding at the end of the period	21,001,190	$13	13,385,990	$13
Exercisable at the end of the period	18,379,268		12,579,108	$13

The aggregate intrinsic value of options exercised during the nine months ended December 31, 2006, under the 1998 option plan and 1999 option plan was $25 million and $152 million respectively. The aggregate intrinsic value of options exercised during the nine months ended December 31, 2005 under 1998 option plan and 1999 option plan was $19 million and $107 million respectively.

As of December 31, 2006, options outstanding under the 1998 option plan and 1999 option plan had an aggregate intrinsic value of $117 million and $505 million respectively and a weighted-average remaining contractual term of 2.63 years and 2.43 years respectively. As of December 31, 2006, options exercisable under the 1998 option plan and 1999 option plan had an aggregate intrinsic value of $108 million and $472 million respectively and a weighted-average remaining contractual term of 2.43 years and 2.25 years respectively.

Infosys BPO's 2002 Plan provides for the grant of stock options to its employees and was approved by its Board of Directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee whose members are directors of Infosys BPO. The 2002 Plan provides for the issue of 5,250,000 equity shares to employees, at an exercise price, which shall not be less than the FMV. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of Infosys BPO in a general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Infosys BPO's 2002 Plan during the nine months ended December 31, 2005 and 2006 are set out below.

	Nine months ended December 31, 2005		Nine months ended December 31, 2006
	Shares arising out of options	Weighted average exercise price	Shares arising Out of options	Weighted average exercise price
Infosys BPO's 2002 Plan:
Outstanding at the beginning of the period	3,116,518	$1.18	2,452,330	$3.01
Granted	994,120	$4.65	593,300	$13.16
Forfeited	(376,979)	$2.11	(430,329)	$3.68
Exercised	(640,975)	$0.74	(268,496)	$1.30
Outstanding at the end of the period	3,092,684	$2.34	2,346,805	$5.65
Exercisable at the end of the period	462,444		504,226	$2.43

The weighted average fair value of options granted by Infosys BPO during the nine months ended December 31, 2005 and 2006 was $1.87 and $6.65 respectively. The aggregate intrinsic value of options exercised under the Infosys BPO's 2002 plan was $3 million and $2 million during the nine months ended December 31, 2005 and 2006.
As of December 31, 2006, options outstanding and exercisable under the Infosys BPO's 2002 plan had an aggregate intrinsic value of $18 million and $5 million respectively and a weighted average remaining contractual term of 3.74 years and 2.45 years respectively.

2.17. Income taxes
The provision for income taxes for the three months and nine months ended December 31, 2006 in the income statement comprises:

(Dollars in millions)
	Three months ended December 31,
	2005	2006
Current taxes
Domestic taxes	$4	$9
Foreign taxes	14	21
	18	30
Deferred taxes
Domestic taxes	-	(1)
Foreign taxes	-	-
	-	(1)
Aggregate taxes	$18	$29

(Dollars in millions)
	Nine months ended December 31,
	2005	2006
Current taxes
Domestic taxes	$17	$24
Foreign taxes	37	58
	54	82
Deferred taxes
Domestic taxes	(1)	(2)
Foreign taxes	(1)	(2)
	(2)	(4)
Aggregate taxes	$52	$78

All components of the aggregate taxes of $18 million and $29 million for the three months ended December 31, 2005 and 2006 respectively and $52 million and $78 million for the nine months ended December 31, 2005 and 2006 are allocated to the continuing operations of the company. The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

(Dollars in millions)
	As of,
	March 31, 2006	December 31, 2006
Deferred tax assets
Property, plant and equipment	$13	$16
Investments	1	1
Compensated absences and other accruals	1	3
	15	20
Less: Valuation allowance	(1)	(1)
	14	19
Deferred tax liabilities
Intangible asset	-	(2)
	-	(2)
Net deferred tax assets	$14	$17

In assessing the realisability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at December 31, 2006. The valuation allowance relates to investments. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include those for facilities set up under the Special Economic Zones Act, 2005 and an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the STP Tax Holiday). The Government of India has amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The tax holidays on all facilities under STPs expire in stages by fiscal 2009. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. At March 31, 2006, Infosys' US branch net assets amounted to approximately $261 million. As of December 31, 2006, the company has not triggered the BPT and intends to maintain the current level of its net assets in the US, as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

2.18. Earnings per share
The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:
	Three months ended December 31,
	2005	2006
Basic earnings per equity share - weighted average number of common shares outstanding excluding unallocated shares of ESOP	544,715,752	554,200,798
Effect of dilutive common equivalent shares -stock options outstanding	15,110,092	12,682,686
Diluted earnings per equity share -weighted average number of common shares and common equivalent shares outstanding	559,825,844	566,883,484

	Nine months ended December 31,
	2005	2006
Basic earnings per equity share - weighted average number of common shares outstanding excluding unallocated shares of ESOP	541,751,558	552,043,540
Effect of dilutive common equivalent shares -stock options outstanding	15,117,204	12,806,070
Diluted earnings per equity share -weighted average number of common shares and common equivalent shares outstanding	556,868,762	564,849,610

Options to purchase 214,619 shares under the 1998 Plan were not considered for calculating diluted earnings per share for the nine months ended December 31, 2006 as their effect was anti-dilutive. All references in these financial statements to number of shares, per share amounts and exercise price of stock option grants are retroactively restated to reflect stock splits made.

2.19. Derivative financial instruments
The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Infosys held foreign exchange forward contracts of $119 million as of March 31, 2006. As of December 31, 2006, Infosys held foreign exchange forward contracts of $76 million. The foreign exchange forward contracts mature between 1 to 12 months. As of March 31, 2006, the company held put options of $4 million, call options of $8 million and range barrier options of $210 million, Euro 3 million and United Kingdom Pound Sterling 3 million. As of December 31, 2006, the company held range barrier options of $217 million, United Kingdom Pound Sterling 31 million and Euro 5 million.

2.20. Segment reporting
SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted only against the total income of the company.
Fixed assets used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.
Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.20.1. Industry segments

(Dollars in millions)
Three months ended December 31, 2005
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$201	$79	$88	$58	$133	$559
Identifiable operating expenses	85	34	33	23	51	226
Allocated expenses	50	20	20	16	37	143
Segmental operating income	66	25	35	19	45	190
Unallocable expenses						26
Operating income						164
Gain on sale of long term investment						-
Other income, net						(1)
Income before income taxes and minority interest						163
Provision for income taxes						18
Income before minority interest						145
Minority Interest						2
Net income						$143

Nine months ended December 31, 2005
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$561	$213	$257	$159	$369	$1,559
Identifiable operating expenses	236	94	97	65	148	640
Allocated expenses	147	54	61	43	106	411
Segmental operating income	178	65	99	51	115	508
Unallocable expenses						65
Operating income						443
Gain on sale of long term investment						-
Other income, net						15
Income before income taxes and minority interest						458
Provision for income taxes						52
Income before minority interest						406
Minority Interest						3
Net income						$403

Three months ended December 31, 2006
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$317	$105	$151	$86	$162	$821
Identifiable operating expenses	129	45	62	33	61	330
Allocated expenses	86	29	41	23	44	223
Segmental operating income	102	31	48	30	57	268
Unallocable expenses						34
Operating income						234
Gain on sale of long term investment						-
Other income, net						13
Income before income taxes and minority interest						247
Provision for income taxes						29
Income before minority interest						218
Minority interest						-
Net income						$218

Nine months ended December 31, 2006
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$837	$305	$409	$218	$458	$2,227
Identifiable operating expenses	358	130	159	90	181	918
Allocated expenses	229	84	111	59	126	609
Segmental operating income	250	91	139	69	151	700
Unallocable expenses						85
Operating income						615
Gain on sale of long term investment						1
Other income, net						55
Income before income taxes and minority interest						671
Provision for income taxes						78
Income before minority interest						593
Minority interest						2
Net income						$591

2.20.2. Geographic segments
(Dollars in millions)
Three months ended December 31, 2005
	North America	Europe	India	Rest of the World	Total
Revenues	$363	$139	$8	$49	$559
Identifiable operating expenses	150	54	4	18	226
Allocated expenses	91	33	2	17	143
Segmental operating income	122	52	2	14	190
Unallocable expenses					26
Operating income					164
Gain on sale of long term investment					-
Other income, net					(1)
Income before income taxes and minority interest					163
Provision for income taxes					18
Income before minority interest					145
Minority interest					2
Net income					$143

Nine months ended December 31, 2005
	North America	Europe	India	Rest of the World	Total
Revenues	$1,009	$377	$27	$146	$1,559
Identifiable operating expenses	422	150	13	55	640
Allocated expenses	259	91	7	54	411
Segmental operating income	328	136	7	37	508
Unallocable expenses					65
Operating income					443
Gain on sale of long term investment					-
Other income, net					15
Income before income taxes and minority interest					458
Provision for income taxes					52
Income before minority interest					406
Minority interest					3
Net income					$403

Three months ended December 31, 2006
	North America	Europe	India	Rest of the World	Total
Revenues	$518	$220	$15	$68	$821
Identifiable operating expenses	220	84	3	23	330
Allocated expenses	141	60	4	18	223
Segmental operating income	157	76	8	27	268
Unallocable expenses					34
Operating income					234
Gain on sale of long term investment					-
Other income, net					13
Income before income taxes and minority interest					247
Provision for income taxes					29
Income before minority interest					218
Minority interest					-
Net income					$218

Nine months ended December 31, 2006
	North America	Europe	India	Rest of the World	Total
Revenues	$1,415	$586	$36	$190	$2,227
Identifiable operating expenses	611	229	10	68	918
Allocated expenses	388	160	9	52	609
Segmental operating income	416	197	17	70	700
Unallocable expenses					85
Operating income					615
Gain on sale of long term investment					1
Other income, net					55
Income before income taxes and minority interest					671
Provision for income taxes					78
Income before minority interest					593
Minority interest					2
Net income					$591

2.20.3. Significant clients
No client individually accounted for more than 10% of the revenues in the nine months ended December 31, 2005 and 2006.

2.21. Litigation
The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

2.22. Commitments and contingencies
As of December 31, 2006 the company had contractual commitments for capital expenditure of $174 million.

The company has outstanding performance guarantees for various statutory purposes totaling $6 million and $7 million as of March 31, 2006 and December 31, 2006, respectively. These guarantees are generally provided to governmental agencies.

2.23. Tax contingencies
During fiscal 2006, the company received a demand from the Indian tax authorities for payment of additional tax of $30 million, including interest of $7 million, upon completion of their tax review for fiscal 2002 and fiscal 2003. The tax demand is mainly on account of disallowance of a portion of the deduction to the company's taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of 'Export Turnover' to 'Total Turnover'. The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover also.

The company is contesting the demand and management, including its tax advisers, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations. For the demand pertaining to fiscal 2002 and fiscal 2003, the position of the Company has been substantially upheld by the appellate authority.

2.24. Subsequent event

Acquisition of minority interest in Infosys BPO

The Board of Directors in its meeting on January 11, 2007, approved a further investment of upto $8 million to acquire minority interest of Infosys BPO. Pursuant to such approval, on January 18, 2007, the company made an invitation to offer to the shareholders and vested option holders of Infosys BPO to acquire existing equity shares and shares arising pursuant to exercise of the vested stock options, respectively. The said offer would expire on January 31, 2007.

Tax contingency

On January 12, 2007, the company received a demand from the Indian tax authorities for payment of additional tax of $22 million, including interest of $4 million, upon completion of their tax review for fiscal 2004. The tax demand is mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of 'Export Turnover' to 'Total Turnover'. The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover also.

The company is contesting the demand and management, including its tax advisers, believes that its position will likely be upheld in the appellate process. Similar tax positions of the Company have been substantially upheld by the appellate authority for tax demands pertaining to fiscal 2002 and fiscal 2003. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
In addition to historical information, this discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this discussion, the words 'anticipate,' 'believe,' 'estimate,' 'expect,' 'intend,' 'project,' 'seek,' 'should,' 'will' and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled "Risk Factors" and elsewhere in this Report, as well as the section entitled "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006 and our Reports on Form 6-K for the quarter ended June 30, 2006 and September 30, 2006. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this Report. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview
We are a leading global technology services company founded in 1981, and headquartered in Bangalore, India. We provide comprehensive end-to-end business solutions that leverage technology for our clients, including technical consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. We also provide software products to the banking industry. Through Infosys BPO (formerly Progeon), we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance. Progeon Limited, our business process outsourcing subsidiary, was renamed Infosys BPO Limited effective August 29, 2006. Infosys Technologies ( Shanghai) Co. Limited was renamed Infosys Technologies ( China) Co. Limited during the quarter ended September 30, 2006.

We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. We completed three sponsored secondary ADS offering in the United States in August 2003, June 2005 and November 2006. We did not receive any of the proceeds from any of our sponsored secondary offerings.

On December 18, 2006 we were added to the NASDAQ-100 Index, which comprises many of the largest non-financial stocks on the NASDAQ Stock Market.

The following table sets forth our growth in revenues, net income and number of employees from fiscal 2002 to fiscal 2006:

(Dollars in millions)
	Fiscal 2002	Fiscal 2006	Compound Annual Growth Rate %
Revenues	$545	$2,152	41.0%
Net income	$164	$555	35.6%
Approximate number of employees at the end of the fiscal year	10,700	52,700	49.0%

As of December 31, 2006, we had approximately 69,400 employees.

The following table sets forth our growth in revenues and net income for the nine months ended December 31, 2006 over the comparable period in 2005:

(Dollars in millions)
	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Percentage Change
Revenues	$1,559	$2,227	42.8%
Net income	$403	$591	46.7%

Our revenue growth is attributable to a number of factors including an increase in the size and number of projects executed for existing and new clients, as well as an expansion in the solutions that we provide to our clients. For fiscal 2005, fiscal 2006, and the nine months ended December 31, 2006, 95.4%, 95.0% and 95.8 % of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year.

We are able to seamlessly deliver our onsite and offshore capabilities using a distributed project management methodology that we refer to as our Global Delivery Model. We divide projects into components that we execute simultaneously at client sites and at our geographically dispersed development centers in India and around the world. Our Global Delivery Model allows us to provide clients with high quality solutions in reduced time-frames enabling them to achieve operational efficiencies.

The following table sets forth our revenues by geographic segments for fiscal 2006 and the nine months ended December 31, 2006:

	Percentage of Revenues
Geographic Segments	Fiscal 2006	Nine months ended December 31, 2006
North America	64.8%	63.6%
Europe	24.5%	26.3%
India	1.8%	1.6%
Rest of the World	8.9%	8.5%

On June 30, 2006, we acquired 8,750,000 equity shares of Infosys BPO Limited from Citicorp International Finance Corporation (CIFC) for a consideration of $116 million. On December 29, 2006, Infosys BPO Limited repurchased 1,139,469 of its equity shares from minority shareholders for a consideration of $16 million. As of December 31, 2006, we hold 99.91% of the outstanding equity shares of Infosys BPO Limited.

Furthermore, at our Annual General Meeting held on June 10, 2006, our shareholders approved a final dividend of approximately $0.09 per equity share and a Silver Jubilee special dividend of approximately $0.33 per equity share, which resulted in a cash outflow of approximately $265 million, including corporate dividend tax. Our Board of Directors, in the meeting held on October 11, 2006 approved payment of an interim dividend of approximately $0.11 per equity share for fiscal 2007 which resulted in a cash outflow of approximately $71 million including corporate dividend taxes.

Revenues
Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause, without penalties and with short notice periods between zero and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 3.9% of our total revenues for the nine months ended December 31, 2006 and 3.8% of our total revenues for fiscal 2006.

We experience from time to time pricing pressure from our clients, especially during the economic downturn in the recent past, which has adversely affected our revenues, margins and gross profits. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. We attempt to use fixed-price arrangements for work where the specifications are complete, so individual rates are not negotiated for phases. We are also adding new services at higher price points and where more value is added for our clients. In the past, some of our clients have delayed purchase decisions as they seek to comply, as applicable, with increased regulations, such as the Sarbanes-Oxley Act of 2002, or undergo corporate reorganizations.

Cost of Revenues
Cost of revenues represented 57.5% and 57.8% of total revenues for the nine months ended December 31, 2006 and for fiscal 2006 respectively. Our cost of revenues primarily consists of salary and other compensation expenses, depreciation, overseas travel expenses including visa expenses, cost of software purchased for internal use, cost of technical subcontractors, data communication expenses and computer maintenance. We depreciate our personal computers and servers over two years and mainframe computers over periods of up to three years. Third party software is written off over the estimated useful life. Cost of revenues also includes stock compensation expenses. From April 1, 2006, we adopted SFAS No.123 (revised 2004), Share-Based Payment using the modified prospective approach. We recorded stock compensation expense of $4 million during the nine months ended December 31, 2006 using the fair value recognition provisions.

We typically assume full project management responsibility for each project that we undertake. Approximately 71.5% and 72.3% of the total billed person-months for our services for the nine months ended December 31, 2006 and during fiscal 2006 were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at clie nt sites and global development centers located outside India. Services performed at a client site or global development centers located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of revenues and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed outside India. Additionally, any increase in work performed at client sites or global development centers located outside India can decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For the nine months ended December 31, 2006 and fiscal 2006, approximately 3.6% and 3.0% of our cost of revenues was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of consultants assigned to a project will vary according to size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower utilization of technology professionals, resulting in a higher than expected number of unassigned technology professionals. In addition, we do not fully utilize our technology professionals when they are enrolled in training programs, particularly during our 14-week training course for new employees.

Selling and Marketing Expenses
Selling and marketing expenses represented 6.6% and 6.3% of total revenues for the nine months ended December 31, 2006 and for fiscal 2006, respectively. Our selling and marketing expenses primarily consist of expenses relating to salaries and other compensation expenses of sales and marketing personnel, professional charges, travel, brand building, commission and earnout charges, rental for sales and marketing offices and telecommunications. We may increase our selling and marketing expenses as we seek to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients.

General and Administrative Expenses
General and administrative expenses represented 8.2% and 8.0% of total revenues for the nine months ended December 31, 2006 and for fiscal 2006, respectively. Our general and administrative expenses is comprised of expenses relating to salaries and other compensation expenses of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, utilities, other miscellaneous administrative costs and provisions for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate.

Amortization of Intangible Assets
Our amortization of intangible assets relates to identified intangibles arising from purchase price allocations for business combinations. We amortize intangible assets over their estimated useful lives. The amortization of intangible asset was $2 million for the nine months ended December 31, 2006 and nil for the fiscal 2006.

Gain on Sale of Long Term Investment
In fiscal 2005, we sold our investment in Yantra Corporation and the consideration received from the sale resulted in a gain of $11 million during fiscal 2005. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Further consideration of $1 million was received during the nine months ended December 31, 2006 resulting in a gain of $1 million for the period.

Other Income, net
Other income / (expense), net includes interest income, income from investments in liquid mutual fund units, foreign currency exchange gains/losses including marked to market gains / losses on foreign exchange forward and option contracts, and provisions for losses on investments.

Functional Currency and Foreign Exchange
The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The financial statements included in this Quarterly Report are reported in U.S. dollars. The translation of rupees to dollars is performed for the balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income / loss.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign exchange earned by the company outside India, within such time periods and in the manner as specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign exchange back to India, and either:

  sell it to an authorized dealer for rupees within seven days from the date of receipt of the foreign exchange;
  retain it in a foreign currency account such as an Exchange Earners Foreign Currency, or EEFC, account with an authorized dealer; or
  use it for discharge of debt or liabilities denominated in foreign exchange.

We typically collect our earnings and pay expenses denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to, and have obtained, special approval from the RBI to maintain a foreign currency account in overseas countries like the United States. However, the RBI approval is subject to limitations, including a requirement that we repatriate all foreign currency in the account back to India within a reasonable time, except an amount equal to our local monthly operational cost of our overseas branch and personnel. We currently pay such expenses and repatriate the remainder of the foreign currency to India on a regular basis. We have the option to retain those in an EEFC account (foreign currency denominated) or an Indian-rupee-denominated account. We convert substantially all of our foreign currency to rupees to fund operations and expansion activities in India.

Our failure to comply with these regulations could result in RBI enforcement action against us.

Income Taxes
Our net income earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

Currently, we benefit from the tax holidays the Government of India gives to the export of software from specially designated software technology parks in India and for facilities set up under the Special Economic Zones Act, 2005. As a result of these incentives, our operations have been subject to relatively low tax liabilities. These tax incentives include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. As a result of these tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $169 million for the nine months ended December 31, 2006 and $160 million for fiscal 2006 compared to the effective tax amounts that we estimate would have applied if these incentives had not been available.

The Finance Act, 2000 phases out the ten-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up in India on or before March 31, 2000 have a ten-year tax holiday, new facilities set up on or before March 31, 2001 have a nine-year tax holiday and so forth until March 31, 2009. After March 31, 2009, the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009. Some of our new facilities are being set up under the Special Economic Zones Act, 2005. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability. As a result of such tax incentives, our effective tax rate for fiscal 2006 was 11.1% and our Indian statutory tax rate for the same period was 33.66%. Our effective tax rate for the nine months ended December 31, 2006 was 11.6% and our Indian statutory tax rate for the same period was 33.66%.

Minority interest
Minority interest represents the share of minority shareholders in the profits of Infosys BPO Limited, our majority owned and consolidated subsidiary.

Results for the three months ended December 31, 2006 compared to the three months ended December 31, 2005

Revenues
The following table sets forth the growth in our revenues for the three months ended December 31, 2006 over the corresponding period in 2005:

(Dollars in millions)
	Three months ended December 31, 2005	Three months ended December 31, 2006	Change	Percentage Change
Revenues	$559	$821	$262	46.9%

Revenues increased in most segments of our services except for software re-engineering services. The increase in revenues was attributable to an increase in business from existing clients and the addition of new clients, particularly in industries such as financial services, telecommunication services and retail.

The following table sets forth our revenues by industry segments for the three months ended December 31, 2006 and December 31, 2005:

	Percentage of Revenues
Industry Segments	Three months ended December 31, 2005	Three months ended December 31, 2006
Financial services	35.9%	38.6%
Manufacturing	14.1%	12.8%
Telecommunication	15.8%	18.4%
Retail	10.3%	10.5%
Others including utilities, logistics and services	23.9%	19.7%

Revenues from services represented 95.7% of total revenues for the three months ended December 31, 2006 as compared to 96.2% for the three months ended December 31, 2005. Sale of our software products represented 4.3% of our total revenues for the three months ended December 31, 2006 as compared to 3.8% for the three months ended December 31, 2005.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for the three months ended December 31, 2006 and December 31, 2005:

	Percentage of total services revenues
	Three months ended December 31, 2005	Three months ended December 31, 2006
Fixed-price, fixed-timeframe contracts	28.4%	27.7%
Time-and-materials contracts	71.6%	72.3%

The following table sets forth our revenues by geographic segments for the three months ended December 31, 2006 and December 31, 2005:

	Percentage of Revenues
Geographic Segments	Three months ended December 31, 2005	Three months ended December 31, 2006
North America	65.0%	63.1%
Europe	24.9%	26.8%
India	1.4%	1.8%
Rest of the World	8.7%	8.3%

During the three months ended December 31, 2006 the total billed person-months for our services other than business process management grew by 37.3% compared to the three months ended December 31, 2005.The onsite and offshore volume growth for our services other than business process management were 41.7% and 35.3% during the three months ended December 31, 2006 compared to the three months ended December 31, 2005. We have recently seen an increase in pricing on engagements with some of our existing and new customers. During the three months ended December 31, 2006 there was 5.1% increase in onsite rates and a 3.3% increase in offshore rates compared to the three months ended December 31, 2005 for our services other than business process management .

Cost of revenues
The following table sets forth our cost of revenues for the three months ended December 31, 2006 and December 31, 2005:

(Dollars in millions)
	Three months ended December 31, 2005	Three months ended December 31, 2006	Change	Percentage Change
Cost of revenues	$319	$468	$149	46.7%
As a percentage of revenues	57.1%	57.0%

The increase in our cost of revenues is mainly attributable to increases of approximately $113 million in personnel costs due to new hires and a compensation review affected in April 2006, $10 million in cost of technical subcontractors, $7 million in overseas travel expenses including visa expenses, $6 million each in depreciation expenses and amortization of software purchased for our own use and $3 million in provisions for post sales client support.

Gross profit
The following table sets forth our gross profit for the three months ended December 31, 2006 and December 31, 2005:

(Dollars in millions)
	Three months ended December 31, 2005	Three months ended December 31, 2006	Change	Percentage Change
Gross profit	$240	$353	$113	47.1%
As a percentage of revenues	42.9%	43.0%

The gross profit as a percentage of revenue was 42.9% and 43.0% for the three months ended December 31, 2005 and December 31, 2006 respectively.

Selling and marketing expenses
The following table sets forth our selling and marketing expenses for the three months ended December 31, 2006 and December 31, 2005:

(Dollars in millions)
	Three months ended December 31, 2005	Three months ended December 31, 2006	Change	Percentage Change
Selling and marketing expenses	$35	$54	$19	54.3%
As a percentage of revenues	6.3%	6.6%

The number of our sales and marketing personnel increased from 412 as of December 31, 2005 to 525 as of December 31, 2006. The increase in selling and marketing expenses is mainly attributable to increases of approximately $9 million in personnel costs of selling and marketing employees on account of new hires and the compensation review effected in April 2006, $4 million in commission charges paid and $2 million each in overseas travel expenses and marketing expenses.

General and administrative expenses
The following table sets forth our general and administrative expenses for the three months ended December 31, 2006 and December 31, 2005:

(Dollars in millions)
	Three months ended December 31, 2005	Three months ended December 31, 2006	Change	Percentage Change
General and administrative expenses	$41	$64	$23	56.1%
As a percentage of revenues	7.3%	7.8%

The increase in general and administrative expenses was primarily attributable to increase of approximately $7 million for personnel costs on account of new hires and the compensation review effected in April 2006, $3 million in professional charges, $2 million each in power and fuel, telephone charges and provision for doubtful debts and $1 million each in traveling and conveyance, rent, office maintenance charges and rates and taxes. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and the economic environment in which they operate. We specifically identify the credit loss and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of Intangible assets
The amortization of intangible assets for the three months ended December 31, 2006 represents $1 million of amortization of the identified customer contract intangibles arising on the allocation of purchase price of Infosys BPO. There was no amortization of intangible assets for the three months ended December 31, 2005.

Operating income
The following table sets forth our operating income for the three months ended December 31, 2006 and December 31, 2005:
(Dollars in millions)
	Three months ended December 31, 2005	Three months ended December 31, 2006	Change	Percentage Change
Operating income	$164	$234	$70	42.7%
As a percentage of revenues	29.3%	28.5%

Other income, net
The following table sets forth our other income, net for the three months ended December 31, 2006 and December 31, 2005:
(Dollars in millions)
	Three months ended December 31, 2005	Three months ended December 31, 2006	Change	Percentage Change
Other income, net	$(1)	$13	$14	-

Other income, net, consists mainly of interest income and Income from investment in liquid mutual fund units, foreign exchange gains / (losses), net and provision for investments. Interest income and Income from investment in liquid mutual fund units was approximately $11 million and $16 million during the three months ended December 31, 2005 and 2006, respectively.

We recorded losses on foreign exchange of $13 million during the three months ended December 31, 2005 compared to losses of $5 million during the three months ended December 31, 2006. Foreign exchange gains and losses arise from the depreciation and appreciation of the rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currency in which our revenues for the three months ended December 31, 2006 and December 31, 2005 are denominated:

	Percentage of Revenues
Currency	Three months ended December 31, 2005	Three months ended December 31, 2006
U.S. dollar	79.1%	74.2%
United Kingdom Pound Sterling	8.8%	11.8%
Euro	4.8%	5.0%
Others	7.3%	9.0%

The following tables sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling and Euro for the three months ended December 31, 2006 and December 31, 2005:

	Three months ended December 31, 2005 (Rs.)	Three months ended December 31, 2006 (Rs.)	Appreciation / (Depreciation) in percentage
Average exchange rate during the period
U.S. dollar	45.30	44.53	1.7%
United Kingdom Pound Sterling	78.82	86.63	(9.9)%
Euro	53.80	58.23	(8.2)%

	Three months ended December 31, 2005 (Rs.)	Three months ended December 31, 2006 (Rs.)
Exchange rate at the beginning of the period
U.S. dollar	43.94	45.95
United Kingdom Pound Sterling	77.76	86.00
Euro	52.98	58.30
Exchange rate at the end of the period
U.S. dollar	44.95	44.11
United Kingdom Pound Sterling	77.26	86.39
Euro	53.23	58.21
Appreciation / (Depreciation) during the period in percentage
U.S. dollar	(2.3)%	4.0%
United Kingdom Pound Sterling	0.6%	(0.5)%
Euro	(0.5)%	0.2%

We used derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. We held foreign exchange forward contracts of $15 million as of December 2005. As of December 31, 2006, we held foreign exchange forward contracts of $76 million. The foreign exchange forward contracts mature between one to 12 months. As of December 31, 2005, we held foreign currency option contracts of $26 million and range barrier options of $238 million, United Kingdom Pound Sterling 6 million and Euro 6 million. As of December 31, 2006, we held range barrier options of $217 million, United Kingdom Pound Sterling 31 million and Euro 5 million.

We had recorded losses of $16 million for the three months ended December 31, 2005, while we have recorded gains of $8 million for the three months ended December 31, 2006, on account of foreign exchange forward and option contracts, which are included in total foreign currency exchange gains / losses. Our accounting policy requires us to mark to market and recognize the effect in earnings immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per SFAS 133.

Provision for income taxes
The following table sets forth our provision for income taxes and effective tax rate for the three months ended December 31, 2006 and December 31, 2005:

(Dollars in millions)
	Three months ended December 31, 2005	Three months ended December 31, 2006	Change	Percentage Change
Provision for income taxes	$18	$29	$11	61.1%
Effective tax rate	11.0%	11.7%

The increase in the effective tax rate is mainly due to higher onsite profitability.

Minority Interest
On June 30,2006, we acquired 8,750,000 equity shares of Infosys BPO from Citicorp International Finance Corporation (CIFC) for a consideration of $116 million. On December 29, 2006, Infosys BPO Limited repurchased 1,139,469 equity shares from minority shareholders for a consideration of $16 million . As of December 31, 2006, we hold 99.91% of the outstanding equity shares of Infosys BPO as against 72.1% as of December 31, 2005. Consequently, minority interest was $2 million for the three months ended December 31, 2005 as against nil for the three months ended December 31, 2006.

Net income
The following table sets forth our net income for the three months ended December 31, 2006 and December 31, 2005:

(Dollars in millions)
	Three months ended December 31, 2005	Three months ended December 31, 2006	Change	Percentage Change
Net income	$143	$218	$75	52.4%
As a percentage of revenues	25.6%	26.6%

Results for the nine months ended December 31, 2006 compared to the nine months ended December 31, 2005

Revenues
The following table sets forth the growth in our revenues for the nine months ended December 31, 2006 over the corresponding period in 2005:

(Dollars in millions)
	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Change	Percentage Change
Revenues	$1,559	$2,227	$668	42.8%

Revenues increased in most segments of our services, except for Software re-engineering services. The increase in revenues was attributable to an increase in business from both existing clients and from new clients, particularly in industries such as financial services and telecommunication services.

The following table sets forth our revenues by industry segments for the nine months ended December 31, 2006 and December 31, 2005:

	Percentage of Revenues
Industry Segments	Nine months ended December 31, 2005	Nine months ended December 31, 2006
Financial services	36.0%	37.6%
Manufacturing	13.7%	13.7%
Telecommunication	16.5%	18.3%
Retail	10.2%	9.8%
Others including utilities, logistics and services	23.6%	20.6%

Revenues from services represented 96.1% of total revenues for the nine months ended December 31, 2006 as compared to 96.0% for the nine months ended December 31, 2005. Sale of our software products represented 3.9% of our total revenues for the nine months ended December 31, 2006 as compared to 4.0% for the nine months ended December 31, 2005.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for the nine months ended December 31, 2006 and December 31, 2005:

	Percentage of total services revenues
	Nine months ended December 31, 2005	Nine months ended December 31, 2006
Fixed-price, fixed-timeframe contracts	28.6%	27.0%
Time-and-materials contracts	71.4%	73.0%

The following table sets forth our revenues by geographic segments for the nine months ended December 31, 2006 and December 31, 2005:

	Percentage of Revenues
Geographic Segments	Nine months ended December 31, 2005	Nine months ended December 31, 2006
North America	64.7%	63.6%
Europe	24.2%	26.3%
India	1.7%	1.6%
Rest of the World	9.4%	8.5%

During the nine months ended December 31, 2006 the total billed person-months for our services other than business process management grew by 36.1% compared to the nine months ended December 31, 2005.The onsite and offshore volume growth for our services other than business process management were 42.0% and 33.4% during the nine months ended December 31, 2006 compared to the nine months ended December 31, 2005. We have recently seen a slight increase in pricing on engagements with some of our existing and new customers. During the nine months ended December 31, 2006 there was 3.7% increase in onsite rates and a 2.1% increase in offshore rates compared to the nine months ended December 31, 2005 for our services other than business process management .

Cost of revenues
The following table sets forth our cost of revenues for the nine months ended December 31, 2006 and December 31, 2005:

(Dollars in millions)
	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Change	Percentage Change
Cost of revenues	$890	$1,280	$390	43.8%
As a percentage of revenues	57.1%	57.5%

The increase in our cost of revenues is mainly attributable to increases of approximately $313 million in personnel costs due to new hires and a compensation review effected in April 2006, $21 million in cost of technical subcontractors, $17 million in overseas travel expenses including visa expenses, $15 million in depreciation expenses, $9 million in amortization of software purchased for our own use, $6 million in provision for post sales client support and $4 million in travelling costs.

Gross profit
The following table sets forth our gross profit for the nine months ended December 31, 2006 and December 31, 2005:

(Dollars in millions)
	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Change	Percentage Change
Gross profit	$669	$947	$278	41.6%
As a percentage of revenues	42.9%	42.5%

The decrease in gross profit as a percentage of revenues from nine months ended December 31, 2005 to nine months ended December 31, 2006 is attributable to a 42.8 % increase in revenues for the nine months ended December 31, 2006 offset by a 43.8 % increase in cost of revenues in the same period compared to the nine months ended December 31, 2005.

Selling and marketing expenses
The following table sets forth our selling and marketing expenses for the nine months ended December 31, 2006 and December 31, 2005:

(Dollars in millions)
	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Change	Percentage Change
Selling and marketing expenses	$102	$147	$45	44.1%
As a percentage of revenues	6.5%	6.6%

The number of our sales and marketing personnel increased from 412 as of December 31, 2005 to 525 as of December 31, 2006. The increase in selling and marketing expenses is mainly attributable to increases of approximately $30 million in personnel costs of selling and marketing employees on account of new hires and the compensation review effected in April 2006, $6 million in commission charges, $5 million in overseas travel expenses and $2 million each in brand building and marketing expenses.

General and administrative expenses
The following table sets forth our general and administrative expenses for the nine months ended December 31, 2006 and December 31, 2005:

(Dollars in millions)
	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Change	Percentage Change
General and administrative expenses	$124	$183	$59	47.6%
As a percentage of revenues	8.0%	8.2%

The increase in general and administrative expenses was primarily attributable to increase of approximately $17 million for personnel costs on account of new hires and the compensation review effected in April 2006, $8 million in professional charges, $6 million in telephone charges, $5 million each in office maintenance and power and fuel expenses, $4 million each in travelling and conveyance and provision for bad and doubtful debts and $2 million each in rent and rates and taxes. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and the economic environment in which they operate. We specifically identify the credit loss and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of intangible assets
The amortization of intangible assets was $2 million for the nine months ended December 31, 2006. This relates to amortization of identified customer contracts intangible arising from the purchase price allocation of minority interest in Infosys BPO. The identified customer contract intangible is being amortized over a period of four years, being management's estimate of the useful life of the asset. There was no amortization of intangible assets for the nine months ended December 31, 2005.

Operating income
The following table sets forth our operating income for the nine months ended December 31, 2006 and December 31, 2005:

(Dollars in millions)
	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Change	Percentage Change
Operating income	$443	$615	$172	38.8%
As a percentage of revenues	28.4%	27.6%

Gain on sale of long term investment
We had no gains on sales of long term investments in fiscal 2006. In fiscal 2005, we sold our investment in Yantra Corporation and the consideration received from the sale resulted in a gain of $11 million. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Further consideration of $1 million was received during the nine months ended December 31, 2006 resulting in a gain of $1 million for the period.

Other income, net
The following table sets forth our other income, net for the nine months ended December 31, 2006 and December 31, 2005:

(Dollars in millions)
	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Change	Percentage Change
Other income, net	$15	$55	$40	266.7%

Other income, net, consists mainly of interest income and Income from investment in liquid mutual fund units, foreign exchange gains / (losses), net and provision for investments. Interest income and Income from investment in liquid mutual fund units was approximately $30 million and $43 million during the nine months ended December 31, 2005 and 2006, respectively.

We recorded foreign exchange losses of $15 million during the nine months ended December 31, 2005 compared to gain of approximately $9 million during the nine months ended December 31, 2006. Foreign exchange gains and losses arise from the appreciation and depreciation of the rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currency in which our revenues for the nine months ended December 31, 2006 and December 31, 2005 are denominated:
	Percentage of Revenues
Currency	Nine months ended December 31, 2005	Nine months ended December 31, 2006
U.S. dollar	78.8%	74.8%
United Kingdom Pound Sterling	8.1%	11.9%
Euro	4.5%	4.9%
Others	8.6%	8.4%

The following tables sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling and Euro for the nine months ended December 31, 2006 and December 31, 2005:

	Nine months ended December 31, 2005 (Rs.)	Nine months ended December 31, 2006 (Rs.)	Appreciation / (Depreciation) in percentage
Average exchange rate during the period
U.S. dollar	44.21	45.49	(2.9)%
United Kingdom Pound Sterling	78.93	86.02	(9.0)%
Euro	53.83	58.48	(8.6)%

	Nine months ended December 31, 2005 (Rs.)	Nine months ended December 31, 2006 (Rs.)
Exchange rate at the beginning of the period
U.S. dollar	43.62	44.48
United Kingdom Pound Sterling	82.18	77.36
Euro	56.52	53.99
Exchange rate at the end of the period
U.S. dollar	44.95	44.11
United Kingdom Pound Sterling	77.26	86.39
Euro	53.23	58.21
Appreciation / (Depreciation) during the period in percentage
U.S. dollar	(3.0)%	0.8%
United Kingdom Pound Sterling	6.0%	(11.7)%
Euro	5.8%	(7.8)%

We used derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. We held foreign exchange forward contracts of $15 million as of December 2005. As of December 31, 2006, we held foreign exchange forward contracts of $76 million. The foreign exchange forward contracts mature between one to 12 months. As of December 31, 2005, we held foreign currency option contracts of $26 million and range barrier options of $238 million, United Kingdom Pound Sterling 6 million and Euro 6 million. As of December 31, 2006, we held range barrier options of $217 million, United Kingdom Pound Sterling 31 million and Euro 5 million. We had recorded losses of $16 million for the nine months ended December 31, 2005, while we have recorded gain of $5 million for the nine months ended December 31, 2006, on account of foreign exchange forward and option contracts, which are included in total foreign currency exchange gains / losses. Our accounting policy requires us to mark to market and recognize the effect in earnings immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per SFAS 133.

Provision for income taxes
The following table sets forth our provision for income taxes and effective tax rate for the nine months ended December 31, 2006 and December 31, 2005:

(Dollars in millions)
	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Change	Percentage Change
Provision for income taxes	$52	$78	$26	50.0%
Effective tax rate	11.4%	11.6%

The provision for tax for the nine months ended December 31, 2005 included a credit of $5 million being the effect of the change in estimate of taxes payable in a foreign jurisdiction on completion of assessment proceedings by taxation authorities. Due to the tax credit the effective tax rate for the nine months ended December 31, 2005 had decreased to 11.4% from 12.5%. The decrease in the effective tax rate from 12.5% without considering the tax credit for the nine months ended December 31, 2005 to 11.6% for the nine months ended December 31, 2006 is mainly due to higher offshore profitability, reduction in investible cash surplus due to payment of silver jubilee dividend and interim dividend of $277 million and a greater allocation of cash surplus in investments in mutual funds where the returns are non-taxable. Income from mutual fund investments where the returns are non-taxable increased from $13 million in the nine months ended December 31, 2005 to $19 million in the nine months ended December 31, 2006.

Minority Interest
On June 30, 2006, we acquired 8,750,000 equity shares of Infosys BPO from Citicorp International Finance Corporation (CIFC) for a consideration of $116 million. On December 29, 2006, Infosys BPO Limited repurchased 1,139,469 equity shares from minority shareholders for a consideration of $16 million. As of December 31, 2006 Infosys holds 99.91% of the outstanding equity shares of Infosys BPO Limited.

Minority interest was $3 million for the nine months ended December 31, 2005 as against $2 million for the nine months ended December 31, 2006.

Net income
The following table sets forth our net income for the nine months ended December 31, 2006 and December 31, 2005:

(Dollars in millions)
	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Change	Percentage Change
Net income	$403	$591	$ 188	46.7%
As a percentage of revenues	25.8%	26.5%

Liquidity and Capital Resources
Our growth has been financed largely by cash generated from operations and, to a lesser extent, from the proceeds from the sale of equity. In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999, we raised $70.4 million in gross aggregate proceeds from our initial public offering of ADSs in the United States.

As of December 31, 2006, we had $1.4 billion in working capital, including $589 million in cash and cash equivalents and $498 million invested in liquid mutual fund units, and no outstanding bank borrowings. We believe that a sustained reduction in IT spending, a longer sales cycle, and a continued economic downturn in any of the various industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Net cash provided by operating activities was $486 million and $586 million for the nine months ended December 31, 2005 and December 31, 2006. Net cash provided by operations consisted primarily of net income adjusted for depreciation and amortization, minority interests, stock compensation expenses, deferred taxes and increases in unearned revenue and other accrued liabilities, offset in part by increase in accounts receivable, unbilled revenue, prepaid expenses and other current assets.

Trade accounts receivable increased by $16 million during the nine months ended December 31, 2005, compared to an increase of $135 million during the nine months ended December 31, 2006. Accounts receivable as of March 31, 2005 included $54 million receivable from a large customer. The payment was received in the first week of April 2005. Accounts receivable as a percentage of last 12 months revenues represented 15.4% and 17.8% as of December 31, 2005 and 2006. Prepaid expenses and other current assets increased by $2 million during the nine months ended December 31, 2005 and $22 million during the nine months ended December 31, 2006. Income taxes payable decreased by $3 million during the nine months ended December 31, 2005, compared to an increase of $15 million during the nine months ended December 31, 2006. Other accrued liabilities increased by $20 million during the nine months ended December 31, 2005, compared to an increase of $46 million during the nine months ended December 31, 2006. There has been an increase in unbilled revenues of $4 million during the nine months ended December 31, 2005, compared to an increase of $23 million during the nine months ended December 31, 2006. Unbilled revenues represent revenues that are recognized but not yet invoiced. Client deposits decreased by $4 million during the nine months ending December 31, 2005 compared to an increase of $2 million during the nine months ended December 31, 2006. Unearned revenues increased by $23 million during the nine months ending December 31, 2005, compared to an increase of $31 million during the nine months ending December 31, 2006. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts have not been expended. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 28.6% and 71.4% of total services revenues for the nine months ending December 31, 2005, as compared to 27.0 % and 73.0% for the nine months ending December 31, 2006.

Net cash used in investing activities was $418 million and $648 million for the nine months ended December 31, 2005 and December 31, 2006. Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for the nine months ended December 31, 2005 and December 31, 2006 was $184 million and $ 191 million. During the nine months ended December 31, 2005, we invested $418 million in liquid mutual fund units, $9 million in non-current deposits with corporations and redeemed mutual fund investments of $193 million. During the nine months ended December 31, 2006, we invested $1,017 million in liquid mutual fund units, $11 million in non-current deposits with corporations, and redeemed mutual fund investments of $700 million.

On June 30, 2006, we acquired 8,750,000 equity shares of Infosys BPO Limited from Citicorp International Finance Corporation (CIFC) for a consideration of $116 million.  On December 29, 2006, Infosys BPO Limited repurchased 1,139,469 equity shares from minority shareholders for a consideration of $16 million. As of December 31, 2006 Infosys holds 99.91% of the outstanding equity shares of Infosys BPO Limited .

Our Board of Directors in their meeting on January 11, 2007, approved a further investment of upto $8 million to acquire minority interest of Infosys BPO. Pursuant to such approval, on January 18, 2007, we made an invitation to offer to the shareholders and vested option holders of Infosys BPO to acquire existing equity shares and shares arising pursuant to exercise of the vested stock options, respectively. The said offer would expire on January 31, 2007.

We used to provide various loans to employees including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. These loans were provided primarily to employees in India who were not executive officers or directors. Housing and car loans were available only to middle level managers, senior managers and non-executive officers. These loans were generally collateralized against the assets of the loan and the terms of the loans ranged from 1 to 100 months. Recently we have discontinued fresh disbursements under all of these loan schemes except for personal loans and salary advances which we continue to provide primarily to employees in India who are not executive officers or directors. We also provide allowances for purchase of cars and houses for our middle level managers. The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $28 million and $25 million were outstanding as of March 31, 2006 and December 31, 2006.

Net cash provided by financing activities was $10 million for the nine months ending December 31, 2005. This primarily comprised $101 million of cash raised by issuance of common stock on exercise of stock options by employees offset by dividend payments of $91 million. Net cash used in financing activities was $240 million for the nine months ending December 31, 2006. This primarily comprised of $93 million of cash raised by issuance of equity shares on exercise of stock options by employees, offset by dividend payments of $336 million. Our shareholders at the Annual General Meeting held on June 10, 2006 approved a final dividend of approximately $0.09 per equity share and a Silver Jubilee special dividend of approximately $0.33 per equity share, which has resulted in a cash outflow of approximately $265 million including corporate dividend tax. Our Board of Directors, at the meeting held on October 11, 2006 approved payment of an interim dividend of approximately $0.11 per equity share. The dividend payment resulted in a cash outflow of approximately $71 million including corporate dividend tax. As of December 31, 2006 we had contractual commitments for capital expenditure of $174 million. These commitments include approximately $170 million in domestic purchases and $4 million in imports and overseas commitments for hardware, supplies and services to support our operations generally, which we expect to be significantly completed by June 2007.

We have provided information to the public regarding forward-looking guidance on our business operations.

Reconciliation between Indian and U.S. GAAP

All financial information in this quarterly report is presented in accordance with U.S. GAAP, although we also report for Indian statutory purposes under Indian GAAP. There are material differences between financial statements prepared in Indian and U.S. GAAP. The differences that affect us are primarily attributable to U.S. GAAP requirements for the accounting for stock-based compensation under SFAS 123R and amortization of intangible assets.

Reconciliation of Net Income

(Dollars in millions)
	Nine months ended December 31,
	2005	2006
Net profit as per Consolidated Indian GAAP	$403	$597
Stock compensation expenses (SFAS 123 R)	-	(4)
Amortization of intangible assets	-	(2)
Net income as per U.S. GAAP	$403	$591

Item 3. Quantitative and Qualitative Disclosures about Market Risk

General
Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is a function of our revenue generating activities and any future borrowing activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency accounts receivable.

Risk Management Procedures
We manage market risk through treasury operations. Our treasury operations' objectives and policies are approved by senior management and our audit committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of Market Risk
Exchange rate risk : Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, such as the U.S. dollar, the United Kingdom Pound Sterling and the Euro. The exchange rate between the rupee and these currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against dollar and other foreign currencies. For the nine months ended December 31, 2006 and December 31, 2005, U.S. dollar denominated revenues represented 74.8% and 78.8% of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 11.9% and 8.1% of total revenues while revenues denominated in the Euro represented 4.9% and 4.5% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. We held foreign exchange forward contracts of $119 million as of March 31, 2006. As of December 31, 2006, we held foreign exchange forward contracts of $76 million. The foreign exchange forward contracts mature between 1 to 12 months. As of March 31, 2006, we held put options of $4 million, call options of $8 million and range barrier options of $210 million, Euro 3 million and United Kingdom Pound Sterling 3 million. As of December 31, 2006, we held range barrier options of $217 million, United Kingdom Pound Sterling 31 million and Euro 5 million. The forward contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such instruments may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value: The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements
In 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Until March 2006, we did not deduct the expense of employee stock option grants from our income based on the fair value method as we had adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Pursuant to the Securities and Exchange Commission Release No. 33-8568, we have adopted SFAS 123R from April 1, 2006. The change in the standard could adversely affect our operating results in the event we make any future grants.

Impact on the financial statements for the nine months ended December 31, 2006 due to the adoption of FASB Statement No.123 (revised 2004), Share-Based Payment using the modified prospective approach are given below.

Details	(Dollars in millions)
Operating income	(4)
Income before income taxes and minority interest	(4)
Net income	(4)
Cash flow from operating activities	(3)
Cash flow from financing activities	3
Earnings per equity share
Basic	-
Diluted	-

As of December 31, 2006, the unamortized stock compensation expenses under the 1998 and 1999 option plans was nil whereas the unamortized stock compensation expenses under the Infosys BPO's 2002 Plan was $4 million and the same is expected to be amortized over a weighted average period of approximately two years.

In September 2006, the Financial Accounting Standard Board (FASB) issued SFAS No.157, Fair Value Measurements (SFAS 157). SFAS 157 defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 provides guidance on determination of fair value, and lays down the fair value hierarchy to classify the source of information used in fair value measurements. We are currently evaluating the impact of this pronouncement and will adopt the guidelines stated in SFAS 157 from fiscal year beginning April 1, 2007

In 2006, the Financial Accounting Standards Board issued SFAS No. 158 Employer's accounting for Defined Benefit Pension and Other Postretirement Plans. New Statement 158 requires us to recognize on balance sheets the funded status of pension and other postretirement benefit plans as of March 31, 2007. We are required to recognize actuarial gains and losses, prior service cost, and any remaining transition amounts from the initial application of Statements 87 and 106 when recognizing a plan's funded status, with the offset to accumulated other comprehensive income. Statement 158 will also require fiscal-year-end measurements of plan assets and benefit obligations. The new Statement amends Statements 87, 88, 106, and 132R, but retains most of their measurement and disclosure guidance and will not change the amounts recognized in the income statement as net periodic benefit cost. We do not believe that adoption of SFAS 158 will have a material impact on the financial statements.

In July 2006, the FASB issued Interpretation ("FIN";) No. 48, Uncertainty in Income Taxes. FIN 48 applies to all tax positions within the scope of Statement 109 and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. Fin No. 48 is effective for fiscal years beginning after December 15, 2006. FIN No. 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll forward of tax benefits taken that do not qualify for financial statement recognition. We are currently evaluating the impact of this pronouncement and will adopt the guidelines stated FIN No. 48 from fiscal year beginning April 1, 2007

Critical Accounting Policies
We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Estimates
We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment, future income tax liabilities and contingencies and litigation.

We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Revenue Recognition
We derive our revenues primarily from software development and related services, licensing of software products and from business process management services. We make and use significant management judgments and estimates in connection with the revenue that we recognize in any accounting period. Material differences may result in the amount and timing of our revenue for any period, if we made different judgments or utilized different estimates.

Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement. When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

Revenue from our fixed-price arrangements for software development and related services that involves significant production, modification or customization of the software, is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee's conclusion in paragraph 95 of SOP 97-2. Fixed-price arrangements, which are similar to 'contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer's specification or to provide services related to the performance of such contracts' and 'contracts for services performed by architects, engineers, or architectural or engineering design firms,' as laid out in Paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1.

In the above mentioned fixed price arrangements, revenue has been recognized using the percentage-of-completion method. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. In measuring progress towards completion, we have selected a method that we believe is reliable and best approximates the progress to completion. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between hourly labor input and productivity and the method indicates the most reliable measure of progress. However, we evaluate each contract and apply judgment to ensure the existence of a relationship between hourly labor input and productivity.

At the end of every reporting period, we evaluate each project for estimated revenue and estimated efforts. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts and a realistic estimate of efforts to complete all phases of the project is compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss. However, our policy is to establish a provision for losses on a contract as soon as losses become evident. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us, regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses. Costs that are incurred for a specific anticipated contract that will result in no future benefits unless the contract is obtained are not included in contract costs or deferred costs before the signing of the contract. Such costs are deferred only if the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is determined to be probable.

We provide our clients with a fixed-period warranty for corrections of errors and telephone support on all fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. We estimate such costs based on historical experience, and review estimates on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In arrangements with software development and related services and maintenance services, we have specifically applied the guidance in paragraph 9 of EITF Issue 00-21 to determine whether the software development and related services can be considered a separate unit of accounting. Our arrangements generally meet the criteria for software development and related services to be considered a separate unit of accounting. We use the relative fair value method to allocate revenue to maintenance services and the software development and related services. In cases where we are unable to establish objective and reliable evidence of fair value for the software development and related services, we have used the residual method to allocate the arrangement consideration. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement while software development and related services revenues are recognized using the percentage-of-completion method.

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver our software product generally have three elements: license, implementation and Annual Technical Services, or ATS. We have applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor Specific Objective Evidence of fair value or VSOE has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both the time-and-material and fixed-price, fixed-timeframe bases. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.

We recognize revenue only on collectibility being probable and hence credit losses do not have an impact on our revenue recognition policy. Fluctuations in our provisions for bad debts and write offs of uncollectible accounts depend on the financial health and economic environment governing our clients. Our provisions are based on specific identification of the credit loss. No one client has contributed significantly to credit losses. We have had no significant changes in our collection policies or payment terms.

The company accounts for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). The discount terms in the company's arrangements with customers generally entitle the customer to discounts if the customer completes a specified cumulative level of revenue transactions. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as check payments or as a reduction of payments due from the customer. The company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The company recognizes the liability based on its estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If the company cannot reasonably estimate the customer's future purchases, then the liability is recorded based on the maximum potential level of discount. The company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. Furthermore, the company does not recognize any revenue up front for breakages immediately on the inception of an arrangement.

Income Tax
As part of our financial reporting process, we are required to estimate our liability for income taxes in each of the tax jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from differing treatment of items, such as depreciation on property, plant and equipment, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we believe we have adequately accrued for probable exposures as of December 31, 2006. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

Our deferred tax liabilities mainly arise from taxable basis differences in intangible assets and investments in liquid mutual funds. Our deferred tax assets comprise assets arising from basis differences in depreciation on property, plant and equipment, investments for which the ultimate realization of the tax asset may be dependent on the availability of future capital gains, and provisions for doubtful accounts receivable. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences, net of the existing valuation allowance at December 31, 2006. The ultimate amount of defer red tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. As of December 31, 2006 and March 31, 2006, we recorded valuation allowance of $1 million due to uncertainties related to our ability to utilize some of our deferred tax assets comprising provisions for doubtful accounts receivable and investments. In the event that actual results differ from these estimates of valuation allowance or if we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Business Combinations, Goodwill and Intangible Assets
We account for business combinations in accordance with SFAS No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business. The accounting for contingent consideration based on earnings or other performance measures is a matter of judgment that depends on the relevant facts and circumstances. If the substance of the contingent consideration is to provide compensation for services, use of property, or profit sharing, we account for the additional consideration as an expense of the appropriate period. Otherwise, the additional consideration paid is recorded as an additional cost of the acquired business.

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business. We assign all the assets and liabilities of the acquired business, including goodwill, to reporting units in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

We amortize intangible assets over their respective individual estimated useful lives on a straight-line basis. Our estimates of the useful lives of identified intangible assets are based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

In evaluating goodwill and intangible assets for impairment, we may seek the assistance of independent valuation experts, perform internal valuation analyses and consider other information that is publicly available. The results of our evaluation may be dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, discount rates and other variables. While we use assumptions which we believe are fair and reasonable, actual future results may differ from the estimates arrived at using the assumptions.

Off-Balance Sheet Arrangements
None.

Item 4. Controls and Procedures
Our Chief Executive Officer and Chief Financial Officer believe, based on an evaluation performed under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, that the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective as of December 31, 2006 to ensure that information required to be disclosed by Infosys in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and is accumulated and communicated to Infosys' management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting that occurred during the period covered by the Quarterly Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Part II - Other Information

Item 1. Legal Proceedings
The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

Item 1A. Risk factors
This Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section entitled "Risk Factors"; and elsewhere in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006 and in our Reports on Form 6-K for the three months ended June 30, 2006 and September 30, 2006. The information presented below updates and should be read in conjunction with the "Risk Factors"; section and other information disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006 and our Reports on Form 6-K for the three months ended June 30, 2006 and September 30, 2006, which Risk Factors are incorporated herein by reference. The Risk Factors included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006, as updated by the Risk Factors included in our Reports on Form 6-K for the three months ended June 30, 2006, and September 30, 2006, have not materially changed other than as set forth below.

Our revenues and expenses are difficult to predict and can vary significantly from quarter to quarter, which could cause our share price to decline.
Our revenues and profitability have grown rapidly in recent years and are likely to vary significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our results of operations may be below the expectations of market analysts and our investors, which could cause the share price of our equity shares and our ADSs to decline significantly.

Factors which affect the fluctuation of our operating results include:

  the size, timing and profitability of significant projects, including large outsourcing deals;
  changes in our pricing policies or the pricing policies of our competitors;
  the proportion of services that we perform at our development centers or at our client sites;
  the effect of wage pressures, seasonal hiring patterns, attrition, and the time required to train and productively utilize new employees, particularly information technology, or IT, professionals;
  the size and timing of facilities expansion and resulting amortization costs;
  expenditures in connection with the submission of proposals for larger, more complex client engagements;
  unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases, including those resulting from our clients' efforts to comply with regulatory requirements, such as the Sarbanes-Oxley Act of 2002, or those occurring as a result of our clients reorganizing their operations;
  utilization of billable employees; and
  unanticipated variations in the duration, size and scope of our projects, as well as changes in the corporate decision-making process of our client base.

 A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance of any particular period. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects, may cause significant variations in our operating results in any particular period.

 There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include:
  the duration of tax holidays or tax exemptions and the availability of other incentives from the Government of India;
  currency fluctuations, particularly when the rupee appreciates in value against the U.S. dollar, the United Kingdom Pound Sterling or the Euro, since the majority of our revenues are in these currencies and a significant part of our costs are in rupees; and
  other general economic and political factors.

In addition, the availability of visas for working in the United States may vary substantially from quarter to quarter. Visas for working in the United States may be available during one quarter, but not another, or there may be differences in the number of visas available from one quarter to another. As such, the variable availability of visas may require us to incur significantly higher visa-related expenses in certain quarters when compared to others. For example, we incurred $11.0 million in costs for visas in the three months ended June 30, 2006, compared to $3.0 million for the three months ended March 31, 2006. Such fluctuations may affect our operating margins and profitability in certain quarters during a fiscal year.

We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.
Over the past several years, we have been expanding the nature and scope of our engagements by extending the breadth of services we offer. The success of some of our newer service offerings, such as operations and business process consulting, IT consulting, business process management, systems integration and infrastructure management, depends, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. Furthermore, our IT consulting business is not yet profitable, and its success in the future will depend on a number of factors. We cannot assure you that this business will become profitable in the future. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for our end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, our new service offerings may not effectively meet client needs and we may be unable to attract existing and new clients to these service offerings.

The increased breadth of our service offerings may result in larger and more complex client projects. This will require us to establish closer relationships with our clients and potentially with other technology service providers and vendors, and require a more thorough understanding of our clients operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel.

Larger projects often involve multiple components, engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Cancellations or delays make it difficult to plan for project resource requirements, and resource planning inaccuracies may have a negative impact on our profitability.

Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and economic slowdowns or factors that affect the economic health of the United States, Europe or these industries may affect our business.
In the nine months ended December 31, 2006, fiscal 2006 and 2005, approximately 62.6%, 63.9% and 64.2% of our revenues were derived from the United States. In the same periods, approximately 26.3%, 24.5% and 22.3% of our revenues were derived from Europe. If the United States or European economy weakens, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. In addition, for the nine months ended December 31, 2006, fiscal 2006 and 2005, we earned 37.6%, 36.0% and 34.5% of our revenues from the financial services industry, and 13.7%, 13.9% and 14.5% from the manufacturing industry. Any significant decrease in the growth of the financial services industry, or significant consolidation in that industry or decrease in growth or consolidation in other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability.

Legislation in certain of the countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work overseas.
Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. In the United States, in particular, there has been increasing political and media attention following the growth of offshore outsourcing. Any changes to existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, which is the largest market for our services. In the last three years, some U.S. states have proposed legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States or have enacted laws that limit or discourage such outsourcing. Such laws restrict our ability to do business with U.S. government-related entities. It is also possible that U.S. private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain operations.

In the United Kingdom, the Transfer of Undertakings (Protection of Employees) Regulations, or TUPE, including the recent revisions to those regulations, will allow employees who are dismissed as a result of "service provision changes," which may include outsourcing to non-UK companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could deter UK companies from outsourcing work to us and could also result in our being held liable for redundancy payments to such workers.

Any of these events could adversely affect our revenues and operating profitability.

Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract and retain these personnel.
Our ability to execute projects, to maintain our client relationships and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire and retain additional qualified personnel, our ability to bid for and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant worldwide competition for technology professionals with the skills necessary to perform the services we offer. For example, in India since 2004, hiring by technology companies increased significantly. Excluding Infosys BPO and our other subsidiaries, we added approximately 8,800, 12,500 and 13,200 new employees, net of attrition, in fiscal 2005, fiscal 2006 and the nine months ended December 31, 2006.

Increased hiring by technology companies, particularly in India, and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of qualified personnel in the markets in which we operate and hire. The NASSCOM-McKinsey Report 2005 estimates that by 2010, employers will require approximately 2.3 million employees in India that provide IT and IT-enabled services, but that the number of qualified professionals that are trained to provide such services will be nearly 500,000 less than the projected requirements. Of this shortfall, approximately 70% will be in the IT-enabled services industry and the balance will be in the IT services industry. A shortage in the availability of qualified IT professionals in the markets in which we operate may affect our ability to hire an adequate number of skilled and experienced technology professionals. Our inability to hire such professionals may have an adverse effect on our business, results of operations and financial condition.

Increased demand for technology professionals has also led to an increase in attrition rates. We estimate the attrition rate in the Indian technology services industry, which excludes the business process management industry, to be approximately 20% annually, with our comparable attrition rate in the twelve month period ended December 31, 2006, fiscal 2006 and fiscal 2005 being 13.5%, 11.2% and 9.7%, without accounting for attrition in Infosys BPO or our other subsidiaries. Furthermore, attrition in the business process management industry is generally significantly higher than in the technology services industry. We may not be able to hire and retain enough skilled and experienced technology professionals to replace those who leave. Additionally, we may not be able to redeploy and retrain our technology professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Also, the suspension of stock option grants under our employee stock option plans could have an adverse impact on employee retention. Our inability to attract and retain technology professionals may have a material adverse effect on our business, results of operations and financial condition.

It is possible that the Central Government or other State Governments in India may introduce legislation requiring employers to give preferential hiring treatment to under-represented groups. The quality of our work force is critical to our business. If any such Central or State legislation becomes effective, our ability to hire the most highly qualified technology professionals may be hindered.

We may be liable to our clients for damages caused by disclosure of confidential information, system failures, errors or unsatisfactory performance of services.
We are often required to collect and store sensitive or confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from our clients' customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients' businesses, and provide benefits which may be difficult to quantify. Any failure in a client's system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Furthermore, any errors by our employees in the performance of services for a client, or poor execution of such services, could result in a client terminating our engagement and seeking damages from us.

Although we attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions, however, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire or terminate.
Currently, the Government of India provides tax benefits to companies that export software from specially designated software technology parks in India. These tax benefits include a 10-year tax holiday from Indian corporate income taxes. We benefit from the 10-year tax holiday on Indian corporate income taxes for the operation of most of our Indian facilities, and as a result, our operations have been subject to relatively low tax liabilities. These tax incentives resulted in a decrease in our income tax expense of $169 million, $160 million and $126 million for the nine months ended December 31, 2006, fiscal 2006 and fiscal 2005 compared to the effective tax rates that we estimate would have applied if these incentives had not been available.

The Finance Act, 2000 phases out the 10-year tax holiday available to companies that export software from specially designated software technology parks in India, such that it is available only until the earlier of fiscal year 2009 or 10 years after the commencement of a company's undertaking. In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones engaged in manufacture of articles or in provision of services. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. The expiration or termination of any of our tax benefits or holidays would likely increase our effective tax rates, and have a material and adverse effect on our net income.

In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
In the recent years, the Government of India has introduced a tax on various services including on the maintenance and repair of software. Under this tax, service providers are required to pay a tax of 12% (excluding applicable surcharge and education cess) on the value of services provided to customers. The Government of India may expand the services covered under the ambit of this tax to include various services provided by us. This tax, if expanded, could increase our expenses, and could adversely affect our operating margins. Although currently there are no pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive and divert our attention and resources from operating our company.

We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.
We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in several countries and our failure to comply with the local tax regime may result in additional taxes, penalties and enforcement actions from such authorities. In the event that we do not properly comply with transfer pricing and tax-related regulations, our profitability may be adversely affected.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins.
Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased costs for technology professionals, particularly project managers and other mid-level professionals. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. For example, we recently established a long term retention bonus policy for our senior executives and employees. Under this policy, certain senior executives and employees will be entitled to a yearly cash bonus upon their continued employment with us based upon seniority, their role in the Company and their performance. Compensation increases may result in a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in London, the attacks of July 11, 2006 in Mumbai, and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients' decisions to use our services.

Our international expansion plans subject us to risks inherent in doing business internationally.
Currently, we have global development centers in nine countries around the world, with our largest development centers located in India. We have recently established or intend to establish new development facilities, potentially in Southeast Asia, Africa, Latin America and Europe. In October 2003, we established Infosys China and in January 2004 we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States. We also have a very large workforce spread across our various offices worldwide. As of December 31, 2006, we employed approximately 69,400 employees worldwide, and approximately 12,800 of those employees were located outside of India. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to compliance with a wide variety of treaties, national and local laws, including multiple and possibly overlapping tax regimes, privacy laws and laws dealing with data protection, export control laws, restrictions on the import and export of certain technologies and national and local labor laws dealing with immigration, employee health and safety, and wages and benefits, applicable to our employees located in our various international offices and facilities. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees, individually or as part of a class action, including for claims of wrongful termination, discrimination, misclassification, payment of redundancy payments under TUPE-type legislation, or other violations of labor laws, or other alleged conduct. If such litigation or actions are successful, it could result in our being held liable for unpaid compensation, redundancy payments, statutory penalties, and other damages, which could adversely affect our revenues and operating profitability.

In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As an international company, our offshore and onsite operations may also be impacted by disease, health epidemics and local political instability. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. Any of these events could adversely affect our revenues and operating profitability.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
None.

Item 3. Default upon Senior Securities
None.

Item 4. Submission of Matters to a Vote of Security Holders
The following is a brief description of the matters voted upon at the Extraordinary General Meeting (EGM) of the company held on November 7, 2006 along with votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, as to each matter. The matters to be voted upon were notified to the shareholders on record and all Registered Holders of the American Depositary Receipts (the "ADRs") who were holding the ADRs as on a record dated determined by the Depositary.

387 shareholders representing in aggregate 89,343,120 shares attended the EGM in person and 100 shareholders representing in aggregate 110,053,438 shares attended the EGM through a proxy, including two proxies representing the Depositary to carry out the instructions of the holders of ADRs representing 41,389,726 ADRs .

Brief Description of the matter put to vote	Votes for(1) (2) (3)	Votes against / withheld (1) (2) (4)	Abstentions / Broker Non-votes (1) (2)
1. (a) To authorize the Board of Directors to sponsor an issue of American Depositary Shares against existing equity shares and related matters.	388	1	-

1.

Under the Indian Companies Act 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs.50,000. Under the Articles of the company, members present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hand as if he were a member.

2.	Under the Indian Companies Act and as per the Articles of the company, on a show of hands every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid-up capital of the company.
3.	The number of members who are shown to have voted for the resolutions includes one representative of the Depositary, with instructions to vote as such, on behalf of the holders of ADRs.
4.	The number of members who are shown to have voted against the resolution includes one representative of the Depositary, with instructions to vote as such, on behalf of the holders of the ADRs.

Item 5. Other Information
None.

Item 6. Exhibits and Reports
The Exhibit Index attached hereto is incorporated by reference to this Item.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: 24 January, 2007

INFOSYS TECHNOLOGIES LIMITED
/s/ NANDAN M. NILEKANI

Nandan M. Nilekani
Chief Executive Officer
56

EXHIBIT INDEX
Exhibit Number Description of Document
31.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
32.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.